UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Amendment No. 4)


                    Under the Securities Exchange Act of 1934





                                 Acusphere, Inc.
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                                (Name of Issuer)


                     Common stock, $0.01 par value per share
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                         (Title of Class of Securities)


                                    00511R870
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                                 (CUSIP Number)


                                December 31, 2008
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                    [ ] Rule 13d-1(b)
                    [X] Rule 13d-1(c)
                    [ ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   00511R870
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(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                Mr. Philip C. Timon
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(2)  Check  the  Appropriate  Box if a  Member of a Group   (See   Instructions)
        (a)                             (b)
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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned
   by Each Reporting Person With     (5)  Sole Voting Power:                  0*
                                          --------------------------------------
                                     (6)  Shared Voting Power:                0*
                                          --------------------------------------
                                     (7)  Sole Dispositive Power:             0*
                                          --------------------------------------
                                     (8)  Shared Dispositive Power:           0*
                                          --------------------------------------
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:    0*
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(10) Check if the  Aggregate  Amount in Row (9)  Excludes  Certain  Shares  (See
     Instructions)    N/A
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(11) Percent of Class Represented by Amount in Row (9):   0%*
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(12) Type of Reporting Person (See Instructions):  IN
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*As of December 31, 2008 Endowment Capital, L.P. and Long Drive, L.P., each a Delaware Limited partnership (collectively, the "Limited Partnerships"), owned in the aggregate no shares of the Common Stock, $0.01 par value per share (the "Shares"), of Acusphere, Inc., a Delaware corporation (the "Company"), and no warrants, the ownership of which had previously granted the Limited Partnerships the right to acquire Shares. Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), is the sole general partner of each of the Limited Partnerships. Mr. Philip C. Timon (the "Reporting Person"), a managing member of Endowment LLC, possesses the sole power to vote and the sole power to direct the disposition of any Shares held by the Limited Partnerships. Thus, as of December 31, 2008 for the purposes of Reg. Section 240.13d-3, the Reporting Person is deemed to beneficially own no Shares, or 0% of the Shares deemed issued and outstanding as of that date. The Reporting Person's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

Item 1(a).  Name Of Issuer:   Acusphere, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
           500 Arsenal Street, Watertown, MA 02472


Item 2(a). Name of Person Filing:  Mr. Philip C. Timon

Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:
            223 Wilmington - West Chester Pike, Suite 108, Chadds Ford, PA 19317

Item 2(c).  Citizenship:  United States

Item 2(d). Title of Class of Securities: Common stock, $0.01 par value per share

Item 2(e).  CUSIP No.:  00511R870


Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.     Ownership

           (a)  Amount Beneficially Owned:                                    0*

           (b)  Percent of Class:                                            0%*

           (c)  Number of Shares as to which such person has:

               (i)   sole power to vote or to direct the vote                 0*

               (ii)  shared power to vote or to direct the vote               0*

               (iii) sole power to dispose or to direct the
                     disposition of                                           0*

               (iv)  shared power to dispose or to direct the
                     disposition of                                           0*


*As of December 31, 2008 the Limited Partnerships owned in the aggregate no Shares of the Company and no warrants, the ownership of which had previously granted the Limited Partnerships the right to acquire Shares. Endowment LLC is the sole general partner of each of the Limited Partnerships. The Reporting Person, a managing member of Endowment LLC, possesses the sole power to vote and the sole power to direct the disposition of any Shares held by the Limited Partnerships. Thus, as of December 31, 2008 for the purposes of Reg. Section 240.13d-3, the Reporting Person is deemed to beneficially own no Shares, or 0% of the Shares deemed issued and outstanding as of that date. The Reporting Person's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]*.


*As of December 31, 2008 the Limited Partnerships owned in the aggregate no Shares of the Company and no warrants, the ownership of which had previously granted the Limited Partnerships the right to acquire Shares. Endowment LLC is the sole general partner of each of the Limited Partnerships. The Reporting Person, a managing member of Endowment LLC, possesses the sole power to vote and the sole power to direct the disposition of any Shares held by the Limited Partnerships. Thus, as of December 31, 2008 for the purposes of Reg. Section 240.13d-3, the Reporting Person is deemed to beneficially own no Shares, or 0% of the Shares deemed issued and outstanding as of that date. The Reporting Person's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.



Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            February 13, 2009



                                            /s/ Philip C. Timon
                                            ------------------------------------
                                            Philip C. Timon, in  his capacity as
                                            managing member of Endowment Capital
                                            Group, LLC,  the general  partner of
                                            Endowment  Capital,  L.P.  and  Long
                                            Drive, L.P.




      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)